LISSOME TRADE CORP.

NINGSHANZHONGLU STREET NO. 108, 1-25-4

HUANGGU DISTRICT SHENYANG

LIAONING, CHINA 110031

January 16, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mara Ransom, Assistant Director

Re:

Lissome Trade Corp.

Amendment No. 1 to Registration Statement on Form S-1 Filed December 16, 2014

File No. 333-199967

Ladies and Gentlemen:

This letter sets forth the responses of Lissome Trade Corp. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of January 6, 2014.  Each numbered paragraph below responds to the comment having the same number in the December 3 comment letter.

Prospectus Cover Page

1. We note your response to comment 5 in our letter dated December 3, 2014. Please further revise your cover page to clearly state that the invested funds are irrevocable and will not be returned to investors.

1. This statement has been added to the cover page of the prospectus.

Risk Factors, page 6

Risks Associated with Our Company, page 6

2. It appears that each of Ms. Song and Mr. Kruikov reside outside of the United States. Please add a risk factor disclosing that it may not be possible for investors to effect service of process within the United States upon such person or to enforce against such person judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws.

2. This risk factor has been added.

Risks Associated with This Offering, page 9

3. We have reviewed your response to comment 8 of our letter dated December 3, 2014. We note the added risk factor addressing the risk of loss to investors in the event that you file for bankruptcy. As previously requested, please provide a risk factor stating that invested funds are irrevocable and will not be returned to investors once the funds are received in the normal course of this offering.

3. The additional risk factor has been added.

Description of Our Business, page 15

Business Plan, page 16

Import and Export, page 16

4. We cannot access the source material cited at www.cbi.eu. Please provide an updated reference or include the cited material as an exhibit to the Form S-1.

4. The link has been corrected.

Market Outlets, page 17

5. We note your response to comments 14 and 16 in our letter dated December 3, 2014. Please further describe how you plan to use price strategy in pricing your goods, as well as how you plan to determine the amount of the shipping and service cost that will be added to a customer’s bill, along with the impact, if any, of such costs on the amount of revenue you plan to generate.

5. Disclosure has been added to address all of these points.

Plan of Operation, page 22

6. We note your disclosure on page 17 that your “clients will be asked to 100% prepay for the products.” However, we also note your revised disclosure on page 22 that you have collected a $5,000 deposit on a cookware sales contract. Please provide further details regarding the timing and structure of payment for your cookware sales.

6. Disclosure has been added that 100% prepayment will be requested but an exception was made for the first sales contract.

7. We note your statement that is no guarantee that you will produce “additional revenue” (emphasis added). Please clarify if you have generated any revenue to date and revise your disclosure accordingly.

7. This statement is clarified that there is no assurance that revenue will by completion of the Company’s first sale, beyond the $5,000 deposit.

Directors, Executive Officers, Promoters and Control Persons, page 23

8. We have reviewed your response to comment 22 of our letter dated December 3, 2014. Please provide the disclosure related to the independence of your sole director required by Item 407(a) of Regulation S-K.

8. Disclosure has been added that Ms. Song is not independent and the Company has no independent directors.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Yuxia Song

Yuxia Song

President and Principal Executive Officer

Lissome Trade Corp.

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